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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001, and our Form F-3 as filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA
REPORTS SECOND QUARTER RESULTS

SECOND QUARTER
Net Revenues up by 14%
Station Operating Cash Flow up by 61%
Operating Income up by €13.1 million

SIX MONTHS
Net Revenues up by 11%
Station Operating Cash Flow up by 115%
Operating Income up by €18.9 million

        LUXEMBOURG, July 28, 2003—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three and six months ended June 30, 2003.

        Results, which are attached, are in thousands of euros (except share data) converted from local currencies. The following interim report should be read in conjunction with the accompanying unaudited interim financial statements. Financial highlights are as follows:

	Three months ended June 30,			Six months ended June 30,
	2002	2003	% change	2002	2003	% change
Net revenue	€135,882	€154,932	14%	€242,903	€270,582	11%
Station operating cash flow(1)	20,202	32,595	61%	16,397	35,178	115%
Operating income (loss)	10,450	23,553	125%	(1,641)	17,302	1,154%
Net income (loss)	17,778	16,226	(9%)	(2,149)	7,569	452%
Net income (loss) per common share	€0.62	€0.57		€(0.08)	€0.26
Weighted average common shares	28,489	28,620		28,412	28,616
Cash provided by (used in) operating activities	9,744	21,607		(440)	20,778
Station operating cash flow margin(2)	14.9%	21.0%		6.8%	13.0%
Operating income margin(2)	7.7%	15.2%		(0.7)%	6.4%

(1)
Station operating cash flow ("STOCF") is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses (see page 10).

(2)
Station operating cash flow margin is STOCF expressed as a percentage of net revenue and Operating income margin is operating income (loss) expressed as a percentage of net revenue.

        Commenting on the results, Markus Tellenbach, SBS's Chief Executive Officer, said: "SBS had an exceptional second quarter, recording our sixth consecutive quarterly increase in operating income performance, as we posted substantial improvements across all financial metrics, despite the lackluster advertising environment in Europe. Viewing shares were up across virtually all of our stations and we substantially grew the top line, even as we further reduced costs as a percentage of revenue. As a result, our operating leverage has continued to strengthen, highlighted by our station operating cash flow margin of 21%, an increase of 41% from the second quarter 2002. We are very pleased to have realized the benefit of our revenue increase, having converted 68% of incremental revenue to operating income over the year.

        "As we continue to improve our results, we prudently seek opportunities to consolidate our position in our pan-European footprint. Our television stations are increasing their viewing shares, while our radio group will strengthen its position as the leading operator across Scandinavia, following the completion of recently announced transactions in Sweden, Norway and Denmark. With our diverse portfolio of broadcasting assets, improved station performance and profitability, we are well positioned to drive our business as the advertising industry improves and we remain committed to further strengthening liquidity and reducing debt."

Recent Developments

        In July we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions is approximately €17.5 million, payable in SBS common shares, subject to certain guarantees. The acquisitions, which are subject to regulatory approvals in Norway and other conditions precedent, are expected to close in August 2003. With eight radio stations, Radio 1 Norge is the second largest commercial radio operation in Norway. Radio 2 operates 10 radio stations in Denmark and is the second largest commercial radio operation in Denmark. During 2002, Radio 1 Norge AS and Radio 2 A/S had revenues of approximately €12 million and €5.5 million, respectively.

        In July we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, will be 51% owned and controlled by SBS and 49% owned by Bonnier. The merger, which comprises our 5 stations and Bonnier's 14 stations, is subject to Swedish regulatory approvals and is expected to close by the end of August. Bonnier Radio AB had consolidated revenues of approximately €11 million in 2002.

        Following the completion of these transactions, SBS will operate and control 52 radio stations across the major Scandinavian markets.

        In June we sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million, realizing a loss of 0.7 million. We retain 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp.

Financial Statements

        We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US ("US GAAP").

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollar. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three and six months ended June 30, 2003 compared to the three and six months ended June 30, 2002, we divide our operations into two segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and V8 (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian Television operations"; and other related operations that are not material. The result of our New Media activities is no longer considered a reportable segment and is included within our Television operations.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

        Results from TVN and TVN7 in Poland, prima TV in Romania, ATV in Austria, and through to October 21, 2002, Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in income from unconsolidated subsidiaries. These are subsidiaries, in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	69.3%	63.8%	75.2%	70.0%
Selling, general and administrative expenses	15.8%	15.2%	18.1%	17.0%
Corporate expenses	2.6%	2.2%	2.5%	2.4%
Non-cash compensation	0.2%	—	0.2%	—
Depreciation and Amortization	4.4%	3.6%	4.7%	4.2%

Three months ended June 30, 2003 compared to three months ended June 30, 2002

Net Revenue

        Net revenue increased €19.0 million, or 14%, from €135.9 million for the three months ended June 30, 2002 to €154.9 million for the three months ended June 30, 2003. The increase was primarily attributable to increased net revenues of €17.9 million, or 14%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased viewing shares at almost all stations. Net revenues increased €6.6 million, or 39%, at Kanal 5, €5.6 million, or 11%, at our Dutch Television operations, €5.1 million, or 28%, at our Hungarian Television operations and €2.3 million, or 18%, at VT4. Our Danish Television operations had marginally increased net revenues and TVNorge had marginally decreased net revenues as compared to the same period last year, mainly due to a weakening of the Norwegian kroner against the euro.

        Our Radio operations net revenues increased €1.1 million, or 11%, mainly due to increased revenues at our Finnish Radio operations and Lampsi.

Station Operating Expenses

        Station operating expenses increased €4.6 million, or 5%, from €94.2 million for the three months ended June 30, 2002 to €98.8 million for the three months ended June 30, 2003. Station operating expenses expressed as a percentage of net revenues were 69.3% and 63.8% for the three months ended June 30, 2002 and 2003, respectively.

        Our Television operations had increased station operating expenses of €4.5 million, or 5%, for the three months ended June 30, 2003, compared to the three months ended June 30, 2002, mainly due to increased expenses at our Hungarian Television operations and Kanal 5 of €2.4 million and €2.0 million, respectively, primarily due to the cost of the Big Brother show.

        Our Radio operations had increased station operating expenses of €0.1 million, or 3%, mainly due to increased expenses at our Finnish Radio operations and Lampsi.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €2.0 million, or 9%, from €21.5 million for the three months ended June 30, 2002 to €23.5 million for the three months ended June 30, 2003, primarily attributable to increases of €1.7 million, or 10%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 15.8% and 15.2% for the three months ended June 30, 2002 and 2003, respectively.

        The increase in selling, general and administrative expenses at our Television operations was mainly due to increased expenses of €1.4 million at our Dutch Television operations, primarily increased salaries, and increased expenses of €1.4 million at Kanal 5, primarily related to accrued performance bonuses and other expenses associated with the increase in revenues. These increases were partially offset by decreased selling, general and administrative expenses of €0.8 million at our Hungarian Television operations, due to non-recurring redundancy expenses recorded in the three months ended June 30, 2002.

        Our Radio operations had increased selling, general and administrative expenses of €0.3 million, or 8%, primarily due increased expenses at our Finnish Radio operations and Lampsi.

Corporate Expenses

        Corporate expenses decreased €0.1 million, or 2%, from €3.5 million for the three months ended June 30, 2002 to €3.4 million for the three months ended June 30, 2003. Corporate expenses expressed as a percentage of net revenues were 2.6% and 2.2% for the three months ended June 30, 2002 and 2003, respectively.

Non-cash Compensation

        We recorded no non-cash compensation in the three months ended June 30, 2003.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €0.4 million, or 7%, from €6.0 million for the three months ended June 30, 2002 to €5.6 million for the three months ended June 30, 2003, mainly attributable to reduced depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.4% and 3.6% for the three months ended June 30, 2002 and 2003, respectively.

Operating Income

        Operating income increased €13.1 million, or 125%, from €10.5 million for the three months ended June 30, 2002 to €23.6 million for the three months ended June 30, 2003, primarily attributable to increased operating income of €12.0 million at our Television operations.

        The increase in operating income at our Television operations was primarily attributable to increased operating income at Kanal 5 of €3.4 million, at our Dutch Television operations of €3.3 million, at our Hungarian Television operations of €3.1 million, and at VT4 of €2.4 million.

        Our Radio operations had increased operating income of €0.8 million, mainly due to increased operating income at our Finnish Radio operations and Lampsi.

Equity in Income from Unconsolidated Subsidiaries

        Equity in income from unconsolidated subsidiaries decreased €0.1 million, from €1.9 million for the three months ended June 30, 2002 to €1.8 million for the three months ended June 30, 2003.

Net Interest Expense

        Net interest expense decreased €0.4 million, or 6%, from €6.3 million in the three months ended June 30, 2002 to €5.9 million for the three months ended June 30, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the repurchase of $10 million face value of the notes.

Foreign Exchange Gains

        Foreign exchange gains decreased €11.5 million, from €13.8 million for the three months ended June 30, 2002 to €2.3 million for the three months ended June 30, 2003, primarily attributable to a currency gain of €9.9 million in the three months ended June 30, 2002 compared to a currency gain of €2.8 million in the three months ended June 30, 2003, related to our dollar-denominated 7% Convertible Subordinated Notes. In addition, in the three months ended June 30, 2003, we realized foreign exchange losses of €1.5 million at our Hungarian Television operations due to a devaluation of the Hungarian forint in June.

Investment Losses

        We recorded net investment losses of €0.3 million in the three months ended June 30, 2003, mainly related to the sale of our investment in Lions Gate.

Other Expenses, Net

        Other expenses, net, increased €0.2 million from €0.1 million for the three months ended June 30, 2002 to €0.3 million for the three months ended June 30, 2003, mainly due to increased municipality taxes at our Hungarian Television operations.

Income Taxes

        Income taxes increased €2.1 million from €38,000 for the three months ended June 30, 2002 to €2.1 million for the three months ended June 30, 2003, mainly due to increased income taxes at Kanal 5.

Net Income

        As a result of the foregoing, our net income decreased €1.6 million from €17.8 million for the three months ended June 30, 2002 to €16.2 million for the three months ended June 30, 2003.

Six months ended June 30, 2003 compared to six months ended June 30, 2002

Net Revenue

        Net revenue increased €27.7 million, or 11%, from €242.9 million for the six months ended June 30, 2002 to €270.6 million for the six months ended June 30, 2003. The increase was primarily attributable to increased net revenues of €25.5 million, or 11%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased viewing shares at most of our stations. Net revenues at Kanal 5 and our Hungarian Television operations increased €11.2 million, or 36%, and €8.0 million, or 26%, respectively, our Dutch Television operations had increased net revenues of €7.3 million, or 8%, and VT4 had increased net revenues of €1.7 million, or 7%. TVNorge had increased net revenues of €0.8 million, or 3%, mainly due to an increase in the television advertising market. Danish Television operations had marginally increased net revenues.

        Our Radio operations net revenues increased €2.2 million, or 12%, mainly due to increased revenues at our Finnish Radio operations and Lampsi.

Station Operating Expenses

        Station operating expenses increased €6.7 million, or 4%, from €182.6 million for the six months ended June 30, 2002 to €189.3 million for the six months ended June 30, 2003. Station operating expenses expressed as a percentage of net revenues were 75.2% and 70.0% for the six months ended June 30, 2002 and 2003, respectively.

        The increase in station operating expenses at our Television operations was mainly due to an increase at our Dutch Television operations of €2.9 million, or 4%, mainly due to increased cost of local productions, which was not broadcast in the six months ended June 30, 2002. Our Hungarian Television operations and Kanal 5 had increased station operating expenses of €2.9 million and €2.4 million, respectively, mainly due to the cost of the Big Brother show. Such increases were partly offset by decreased station operating expenses at TVNorge of €1.7 million, or 8%, mainly due to savings within distribution cost.

        Our Radio operations had increased station operating expenses of €0.4 million, or 5%, mainly due to increased expenses at our Finnish Radio operations and Lampsi.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €2.2 million, or 5%, from €43.9 for the six months ended June 30, 2002 to €46.1 million for the six months ended June 30, 2003, primarily attributable to increases of €1.8 million, or 5%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.1% and 17.0% for the six months ended June 30, 2002 and 2003, respectively.

        The increase in selling, general and administrative expenses at our Television operations was mainly due to increased expenses of €1.6 million at our Dutch Television operations, primarily increased office rent and salaries, and increased expenses of €2.1 million at Kanal 5, primarily related to accrued performance bonuses and other expenses associated with the increase in revenues. These increases were partially offset by decreased selling, general and administrative expenses of €1.2 million at VT4, mainly due to the higher marketing expenses in 2002 related to the relaunch of the station.

        Our Radio operations had increased selling, general and administrative expenses of €0.4 million, or 5%, primarily due increased expenses at Lampsi.

Corporate Expenses

        Corporate expenses increased €0.4 million, or 7%, from €6.1 million for the six months ended June 30, 2002 to €6.5 million for the six months ended June 30, 2003. Corporate expenses expressed as a percentage of net revenues were 2.5% and 2.4% for the six months ended June 30, 2002 and 2003, respectively.

Non-cash Compensation

        We recorded no non-cash compensation in the six months ended June 30, 2003.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €0.2 million, or 2%, from €11.5 million for the six months ended June 30, 2002 to €11.3 million for the six months ended June 30, 2003, mainly attributable to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.7% and 4.2% for the six months ended June 30, 2002 and 2003, respectively.

Operating Income (Loss)

        Operating income (loss) improved €18.9 million from a loss of €1.6 million for the six months ended June 30, 2002 to an income of €17.3 million for the six months ended June 30, 2003, primarily attributable to increased operating income of €17.4 million at our Television operations.

        The increase in operating income at our Television operations was primarily attributable to increased operating income at Kanal 5 and our Dutch Television operations of €7.0 million, and €1.8 million, respectively. The increase was also attributable to improved performance at our Hungarian Television operations of €4.3 million, at TV Norge of €3.1 million, at VT4 of €2.3 million and at our Danish Television operations of €1.5 million.

        Our Radio operations had increased operating income of €1.5 million, mainly due to increased operating income at our Finnish Radio operations and Lampsi.

Equity in Income from Unconsolidated Subsidiaries

        Equity in income from unconsolidated subsidiaries increased €1.9 million from €0.3 million for the six months ended June 30, 2002 to €2.2 million for the six months ended June 30, 2003. The increase was mainly attributable to the absence of net losses of €1.7 million in the six months ended June 30, 2003 associated with our interest in ATV in Austria.

Net Interest Expense

        Net interest expense decreased €1.2 million, or 9%, from €13.0 million for the six months ended June 30, 2002 to €11.8 million for the six months ended June 30, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the repurchase of $10 million face value of the notes.

Foreign Exchange Gains

        Foreign exchange gains decreased €7.5 million, from €12.2 million for the six months ended June 30, 2002 to €4.7 million for the six months ended June 30, 2003, primarily attributable to a currency gain of €8.2 million in the six months ended June 30, 2002 compared to a currency gain of €5.2 million in the six months ended June 30, 2003, related to our dollar-denominated 7% Convertible Subordinated Notes. In addition, in the six months ended June 30, 2003, we realized foreign exchange losses of €2.1 million at our Hungarian Television operations due to a devaluation of the Hungarian forint in June.

Investment Gain (Loss)

        Investment gain (loss), net decreased €0.3 million from a gain of €0.2 million the six months ended June 30, 2002, to a loss of €0.1 million in the six months ended June 30, 2003, mainly due to net losses recorded on the sale of our investments in Lions Gate and Bet&Win.

Gain on Extinguishment of Debt

        In the six months ended June 30, 2003 we recorded a gain of €0.1 million realized on the extinguishment of $5 million face value of our 7% Convertible Subordinated Notes, which at June 30, 2003 is reduced to $65 million (€56.9 million).

Other Expenses, Net

        Other expenses, net, increased €0.4 million from €0.3 million for the six months ended June 30, 2002 to €0.7 million for the six months ended June 30, 2003, mainly due to increased municipality taxes at our Hungarian Television operations.

Income Taxes

        Income taxes increased €2.2 million from €0.2 million for the six months ended June 30, 2002 to €2.4 million for the six months ended June 30, 2003, mainly due to increased income taxes at Kanal 5.

Net Income (Loss)

        As a result of the foregoing, our net income (loss) improved €9.7 million from a loss of €2.1 million for the six months ended June 30, 2002 to an income of €7.6 million for the six months ended June 30, 2003.

Station Operating Cash Flow

        "Station operating cash flow" is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses. We believe that station operating cash flow are metrics accepted by the broadcasting industry as generally recognized measures of performance and are used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow are not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow are not, and should not be used as, indicators of or alternatives to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and are not measures of financial performance under US GAAP.

        The following table reconciles operating income (loss) to station operating cash flow:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Operating income (loss)	€10,450	€23,553	€(1,641)	€17,302
Add: Corporate expenses	3,526	3,452	6,118	6,551
Non-cash compensation	207	—	414	—
Depreciation	4,051	3,687	7,434	7,372
Amortization	1,968	1,903	4,072	3,953

Station operating cash flow	€20,202	€32,595	€16,397	€35,178

        Station operating cash flow for the three months ended June 30, 2003 increased €12.4 million, or 61% compared to the three months ended June 30, 2002. The improvement was primarily attributable to increased income at our Dutch and Hungarian Television operations, Kanal 5 and VT4 of €3.8 million, €3.6 million, €3.2 million and €2.3 million, respectively.

        For the six months ended June 30, 2003 station operating cash flow increased €18.8 million, or 115%, compared to the six months ended June 30, 2002. The increase was primarily attributable to increased income at Kanal 5 and our Dutch Television operations of €6.7 million, and €2.8 million, respectively. The increase was also attributable to improved performance at our Hungarian Television operations, VT4, TV Norge and our Danish Television operations of €5.3 million, €2.2 million, €2.0 million and €1.1 million, respectively.

Disclosure required by the Indenture

	Three months ended June 30, 2003	Last twelve months ended June 30, 2003
Restricted Group Adjusted EBITDA(1) (2)	€61,694	€28,077
Unrestricted Group Adjusted EBITDA(1) (2)	1,066	(7,160)
Consolidated Adjusted EBITDA(1) (3)	€29,143	€54,534

1.
Adjusted EBITDA represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and as noted above we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

2.
Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our unrestricted subsidiaries (as defined in our Indenture for €135 million 12% Senior Notes, dated as of June 14, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee) (the "Indenture"). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our restricted subsidiaries (as defined in our Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee.

3.
The following table reconciles operating income to Adjusted EBITDA:

	Three months ended June 30, 2003	Last twelve months ended June 30, 2003
Operating income	€30,658	€23,553
Add: Non-cash compensation	—	1,145
Depreciation	3,687	15,458
Amortization	1,903	7,273

Consolidated Adjusted EBITDA	€ 29,143	€ 54,534

Forward-Looking Statements

        Some of the statements in this press release are forward-looking, including, without limitation: the statement that our television stations are increasing their viewing shares, while our radio group is strengthening its position as the leading operator across Scandinavia, the statement that we are well positioned to drive our business as the advertising industry improves and the statement we remain committed to further strengthening liquidity and reducing debt. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in foreign exchange rates; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations; the effects of technological changes in broadcasting; and, our success at managing the risks that arise from these factors.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Teleconference

        SBS will hold a teleconference to discuss its second quarter results on Tuesday, July 29, 2003 at 10:00 a.m. (New York Time) and 16:00 (Central European Time). To access the teleconference, please dial 973-582-2783. The teleconference will also be available via live webcast on the Company's Web site, located at www.sbsbroadcasting.com. A replay of the teleconference will be available through August 5, 2003, and can be accessed by dialing 877-519-4471 or 973-341-3080, passcode: 4040999. The webcast will be archived on the Company's web site for two weeks.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press

Michael Smargiassi Brainerd Communicators, Inc. Tel: +212 986 6667 smarg@braincomm.com	Jeff Pryor Pryor Associates Tel: +818 382 2233 jeff@pryorpr.com	Catriona Cockburn Citigate Dewe Rogerson Tel: +44 207 282 2924 catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Net revenue	€135,882	€154,932	€242,903	€270,582
Operating expenses:
Station operating expenses	94,188	98,816	182,588	189,289
Selling, general and administrative expenses	21,492	23,521	43,918	46,115
Corporate expenses	3,526	3,452	6,118	6,551
Non-cash compensation	207	—	414	—
Depreciation	4,051	3,687	7,434	7,372
Amortization	1,968	1,903	4,072	3,953

Total operating expenses	125,432	131,379	244,544	253,280

Operating income (loss)	10,450	23,553	(1,641)	17,302
Equity in income from unconsolidated subsidiaries	1,894	1,761	346	2,216
Interest income	338	329	660	468
Interest expense	(6,628)	(6,241)	(13,687)	(12,285)
Foreign exchange gain	13,834	2,322	12,234	4,662
Investment gain (loss)	—	(344)	195	(54)
Gain on extinguishments of debt	—	—	—	109
Other expense, net	(78)	(269)	(309)	(736)

Income (loss) before income taxes and minority interest	19,810	21,111	(2,202)	11,682
Income taxes	(38)	(2,092)	(161)	(2,390)

Income (loss) before minority interest	19,772	19,019	(2,363)	9,292
Minority interest in (income) losses, net	(1,994)	(2,793)	214	(1,723)

Net income (loss)	€17,778	€16,226	€(2,149)	€7,569

Net income (loss) per common share — basic:	€0.62	€0.57	€(0.08)	€0.26

Weighted average common shares — basic:	28,489	28,620	28,412	28,616

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS
(in thousands of euro)

	December 31, 2002	June 30, 2003
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	€67,040	€72,005
Short-term investments	10,408	633
Accounts receivable trade, net of allowance for doubtful accounts of €2,689 (€2,625 in 2002)	82,291	74,346
Accounts receivable, affiliates	1,480	1,865
Restricted cash and cash in escrow	1,574	4,445
Program rights inventory, current	111,329	106,294
Other current assets	20,031	24,487

Total current assets	294,153	284,075
Buildings, improvements, technical and other equipment, net of accumulated depreciation	37,606	33,969
Goodwill	105,528	103,515
Amortized intangible assets	6,082	8,131
Program rights inventory, non-current	71,982	68,555
Deferred financing cost, net of accumulated amortization	6,395	5,577
Investments in and advances to unconsolidated subsidiaries	143,664	146,650
Notes receivable	870	899
Other assets	1,231	1,581

Total assets	€667,511	€652,952

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	€32,903	€27,481
Accrued expenses	54,453	60,294
Program rights payable, current	68,185	70,216
Notes payable, current	1,355	—
Current portion of long-term debt	6,711	6,333
Deferred income, current	13,668	13,212

Total current liabilities	177,275	177,536
Program rights payable, non-current	31,187	28,087
7% convertible subordinated notes due 2004	66,749	56,883
12% senior notes due 2008	135,000	135,000
Other long-term debt	22,232	18,033
Deferred income, non-current	2,446	2,082
Other non-current liabilities	10,801	11,952
Minority interest	23,115	23,982
Shareholders' equity:
Common shares (authorized 75,000,000 issued 28,623,120 at par value €2.00)	57,246	57,246
Additional paid-in capital	617,214	616,773
Accumulated deficit	(475,019)	(467,450)
Treasury shares at cost (2,235 common shares)	(502)	(61)
Accumulated other comprehensive loss	(233)	(7,111)

Total shareholders' equity	198,706	199,397

Total liabilities and shareholders' equity	€667,511	€652,952

SBS BROADCASTING SA
OPERATING RESULTS BY SEGMENT (UNAUDITED)
(in thousands of euro)

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Television operations
Net revenue:
TV Norge (in Norway)	€14,354	€14,160	€25,420	€26,259
Kanal 5 (in Sweden)	16,784	23,409	31,356	42,595
TV Danmark 1 and 2 (in Denmark)	10,615	10,644	20,068	20,249
VT4 (in Belgium)	12,548	14,819	24,131	25,816
SBS6, NET5 and V8 (in the Netherlands)	50,238	55,846	88,115	95,464
TV2 (in Hungary)	18,609	23,738	30,812	38,849
Other	2,259	707	4,968	1,142

Total net revenue	125,407	143,323	224,870	250,374

Station operating expenses	90,304	94,832	175,261	181,565
Selling, general and administrative expenses	17,213	18,894	35,709	37,518
Depreciation	3,532	3,289	6,473	6,598
Amortization	1,663	1,564	3,462	3,291

Total operating expenses	112,712	118,579	220,905	228,972

Income from operations	€12,695	€24,744	€3,965	€21,402

Radio operations
Net revenue:
Denmark	€3,623	€3,613	€6,604	€6,581
Sweden	2,848	2,426	4,794	4,153
Finland	3,694	4,408	6,325	7,620
Greece	310	1,162	310	1,854

Total net revenue	10,475	11,609	18,033	20,208

Station operating expenses	3,884	3,984	7,327	7,724
Selling, general and administrative expenses	4,279	4,627	8,209	8,597
Depreciation	519	398	961	774
Amortization	305	339	610	662

Total operating expenses	8,987	9,348	17,107	17,757

Income from operations	€1,488	€2,261	€926	€2,451

Consolidated
Net revenue:	€135,882	€154,932	€242,903	€270,582

Income from operating segments	14,183	27,005	4,891	23,853
Corporate expenses	(3,526)	(3,452)	(6,118)	(6,551)
Non-cash compensation	(207)	—	(414)	—

Operating income (loss)	€10,450	€23,553	€(1,641)	€17,302

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30,2003

SBS BROADCASTING S.A.
By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

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SBS BROADCASTING SA REPORTS SECOND QUARTER RESULTS
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands of euro, except share and per share data)
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro)
SBS BROADCASTING SA OPERATING RESULTS BY SEGMENT (UNAUDITED) (in thousands of euro)
SIGNATURES